Exhibit 99.1

Stanley Higgins

Associate Vice President

Nasdaq Listing Qualifications

By Electronic Delivery to: jorn@crownlng.com; atucker@duanemorris.com

May 30, 2025

Mr. Jørn Husemoen

Chief Financial Officer

Crown LNG Holdings Limited

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

Re:	Crown LNG Holdings Limited (the “Company”) – Staff Determination Nasdaq Symbol: CGBS

Dear Mr. Husemoen:

As you are aware, on September 3, 2024, Staff notified the Company that the bid price of its listed securities had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 3, 2025, to regain compliance with the Rule. Subsequently, on March 4, 2025, the Company was provided an additional 180 day calendar period, or until September 1, 2025, to regain compliance.

Since then, Staff has determined that as of May 29, 2025, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days.1 Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).2 As a result, Staff has determined to delist the Company’s securities from The Nasdaq Capital Market.

In that regard, unless the Company requests an appeal of this determination by June 6, 2025, as described below, trading of the Company’s common stock will be suspended at the opening of business on June 10, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

Additionally, on May 19, 2025, Staff notified the Company that since it had not yet filed its Form 20-F for the period ended December 31, 2024, it no longer complied with our Listing Rule 5250(c)(1) (the “Filing Requirement”) and requested the compliance submit a plan to regain compliance with the Filing Requirement no later than July 18, 2025. However pursuant to Listing Rule 5810(c)(2), this deficiency serves as a separate and additional for delisting, and the Company should also address this concern before a Hearings Panel if it appeals Staff’s determination.

[1]	The Company’s bid price has closed at or below $0.10 per share from May 15, 2025 to May 29, 2025.
[2]

Listing Rule 5810(3)(A)(iii) states in part: if during any compliance period specified in Rule 5810(c)(3)(A) a Company’s security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.

Mr. Jørn Husemoen

May 30, 2025

The Company may appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. Please use the link, “Hearing Requests & Process” on the attached chart for detailed information regarding the hearings process. If you would like additional information regarding the hearings process, please call the Hearings Department at +1 301 978 8203.

A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Hearing requests should not contain arguments in support of the Company’s position. The Company may request either an oral hearing or a hearing based solely on written submissions. The fee for a hearing is $20,000.3 Please submit your non-refundable Hearing Request fee in accordance with the instructions provided on the attached “Check Payment Form”.4 The request for a hearing and confirmation of payment should be submitted electronically through our Listing Center5 and must be received by the Hearings Department no later than 4:00 p.m. Eastern Time on June 6, 2025.6

The Company will be asked to provide a plan to regain compliance to the Panel. Accordingly, the Company may wish to consider presenting a plan that includes a discussion of the events that it believes will enable it to regain compliance in this time frame and a commitment to effect a reverse stock split, if necessary.

Listing Rule 5835 prohibits communications relevant to the merits of a proceeding under the Listing Rule 5800 Series between the Company and the Hearings Department unless Staff is provided notice and an opportunity to participate. In that regard, Staff waived its right to participate in any oral communications between the Company and the Hearings Department. Should Staff determine to revoke such waiver, the Company will be immediately notified, and the requirements of Listing Rule 5835 will be strictly enforced.

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern

[3]	Nasdaq is not responsible for costs associated with the wire transfer of hearing fees. Please be sure to include a sufficient amount to cover any applicable bank fees.
[4]	The Form also includes a “link” for payment by wire.
[5]

To utilize our electronic form process, please create a user account, if you have not already done so. Once you create a user account, you can begin completing the Hearing Request Form. At any time, you may save your work and complete it at a later time. Upon submission, you will receive a confirmation email. Please note that prior to starting you will need the following company information: current trading symbol, Central Index Key (CIK) code or CUSIP.

[6]

Listing Rule 5815(a)(3). Within seven calendar days of the date of the Staff Delisting Determination, Public Reprimand Letter, or written denial of an initial listing application, the Company must submit a non-refundable hearing fee of $20,000. No payment will be credited and applied towards the hearings fee unless the issuer has previously paid all applicable fees due to the Exchange.

Mr. Jørn Husemoen

May 30, 2025

identified by Nasdaq in reaching the determination.7 The Company must also submit the announcement to Nasdaq’s MarketWatch Department.8 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.9

If you have any questions, please contact me at +1 202 573 4570.

Sincerely,

Enclosures

[7]	Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.
[8]	The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.
[9]	Listing IM-5810-1.

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